

January 24, 2012

<u>Via E-mail</u>
Douglas G. Boessen
Chief Financial Officer
Collective Brands, Inc.
3231 Southeast Sixth Avenue
Topeka, Kansas 66607-2207

> **Re:** **Collective Brands, Inc.**
> **Form 10-K for Fiscal Year Ended January 29, 2011**
> **Filed March 25, 2011**
> **Form 10-Q for Fiscal Quarter Ended October 29, 2011**
> **Filed November 23, 2011**
> **File No. 001-14770**

Dear Mr. Boessen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 29, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Income Taxes, page 34

1. We note your effective tax rate is substantially lower than the U.S. statutory tax rate due, in part, to the tax rate differential on foreign earnings. Please tell us how you considered providing supplemental disclosures that explain how having earnings in countries where you have different statutory tax rates impacts your effective income tax rates and obligations. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately

discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. To the extent that certain countries have had a more significant impact on your effective tax rate, then tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries' operations may impact your results of operations. Refer to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Accounting for Intangible Assets, page 48

2.   We note that you performed your annual impairment testing for indefinite-lived intangible assets in the third quarter of 2010 and concluded that there was no impairment. We also note your disclosure that increasing the discount rate 100 basis points or decreasing the projected revenue growth rates 100 basis points would not result in a significant impairment charge. However in second quarter of 2011, we note that you recorded $63.6 million of pre-tax impairment charges for your indefinite-lived trade names. Please revise future filings to discuss the degree of uncertainty associated with your key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible and a description of any potential events and/or circumstances that could reasonably be expected to negatively affect the key assumptions.

Form 10-Q for Fiscal Quarter Ended October 29, 2011

Note 10 - Income Taxes, page 16

3.   We note your disclosure that you recorded a valuation allowance of $80.8 million against domestic deferred tax assets arising in prior years because of a change in circumstances that caused a change in judgment about the realizability of the domestic deferred tax assets. Please explain the specific change in circumstances. To the extent such changes in circumstances can be foreseen, please provide investors with insight of such assumptions and judgments in your critical accounting estimates.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

4.   We note your disclosure that as a result of the decline in performance of your domestic retail businesses, you revised your financial projections related to certain tradenames and reporting units. Please explain in more details the performance of your domestic retail business for the first two quarters of 2011 and how it compared to your financial projections included in the 2010 impairment test. Please discuss the degree to which deterioration from these expectations occurred in the second quarter 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Nasreen Mohammed at (202) 551-3773 if you have questions.

Sincerely,

/s/ Brian K. Bhandari for

Tia Jenkins
Senior Assistant Chief Accountant